Attention Business Editors:

Bema bid for Arizona Star may proceed without a valuation

TORONTO and VANCOUVER, Feb. 11 /CNW/ - Arizona Star Resource Corp. (TSX-V: AZS) announced today that its Special Committee of independent directors has been advised by staff of the British Columbia and Ontario Securities Commissions that they will not intervene to require Bema Gold Corporation to obtain a formal independent valuation of Arizona Star before proceeding with Bema's previously announced unsolicited take-over bid for Arizona Star.

Arizona Star does not intend to apply to either of the Securities Commissions for orders to compel Bema to obtain a valuation, despite the Special Committee's disagreement with the views expressed by the staffs of the Commissions.

As previously announced, the Special Committee has engaged National Bank Financial to advise the Special Committee and the Board of Directors in connection with Bema's proposed bid and related matters, including assisting the Special Committee to identify and develop alternatives that would maximize value for all Arizona Star shareholders.

Arizona Star Resource Corp. holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome inc. holds a 51% interest in the project and is the operator. Bema Gold Corporation holds the remaining 24% interest in the project.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: please contact: Rudi P. Fronk, Chairman of the Special Committee of the Board, Tel: (416) 367-9292; Paul A. Parisotto, President and CEO, Tel.: (416) 369-9333/